

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2025

Shawn Matthews
Chief Executive Officer
HCM II Acquisition Corp.
100 First Stamford Place, Suite 330
Stamford, CT 06902

Simon Irish
Chief Executive Officer
Terrestrial Energy Inc.
9319 Robert D. Snyder Rd.
Charlotte, NC 28223

> **Re: HCM II Acquisition Corp.**
> **Draft Registration Statement on Form S-4**
> **Submitted on May 30, 2025**
> **CIK No. 0002019804**

Dear Shawn Matthews and Simon Irish:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

Cover Page

1.   Please state the amount of all compensation received or to be received by the Sponsor, its affiliates, and promotors on the cover page. In this regard, we note references elsewhere to compensation to be received by Shawn Matthews and the independent directors (*e.g.,* page 13). Refer to Item 1604(a)(3) of Regulation S-K.

2.   Please briefly describe any material financing transactions that have occurred since the initial public offering. In this regard, we note references elsewhere to (i) a $2,500,000 convertible promissory note issued to the Sponsor and (ii) working capital loans and advances by the Sponsor and HCM II's officers and directors. Additionally revise your summary to discuss material terms of such financing transactions. Please refer to Items 1604(a)(2) and 1604(b)(5) of Regulation S-K. File the promissory note and working capital loan agreement as exhibits to your registration statement, or advise. Include relevant information within your compensation disclosures.

Questions and Answers for Shareholders of HCM II
Q. What equity stake will current HCM II shareholders and Terrestrial Stockholders hold...?, page xviii

3.   Please revise to explain the terms "Terrestrial Energy Shareholders" and "Terrestrial Energy Debt Holders." Revised disclosure should clarify how Terrestrial options, units, warrants, notes, and other outstanding securities are reflected for ownership purposes (non-diluted and fully-diluted) and quantify underlying shares, identifying any needed assumptions. In this regard, we note disclosure on page 255 that units issued in the 2024 bridge financing will receive additional shares based on the trading price following the lock-up period. Please also clarify how shares issuable in connection with the recapitalization are treated for ownership purposes throughout. Discuss the call options referenced on page F-64 in an appropriate section, including the related person transactions section as applicable.

Q. Why is HCM II proposing the Domestication?, page xix

4.   We note that the Sponsor and independent directors hold 100% of the outstanding HCM II Class B Ordinary Shares, and that only holders of the HCM II Class B Ordinary Shares may vote in connection with the Domestication Proposal. If approval of the Domestication Proposal is assured, revise to state so specifically and to highlight that for investors.

Q. What conditions must be satisfied to complete the Business Combination?, page xxvi

5.   We note the closing condition that the waiting period with the U.S. Nuclear Regulatory Commission (NRC) has expired or has been terminated, but also disclosure on page 127 that the parties are not aware of any material regulatory approvals or actions required for completion of the business combination, other than the antitrust filing and waiting period. Please revise to clearly disclose whether or not an NRC filing and/or waiting period is required for the business combination. Additionally revise your disclosure to clearly identify all material closing conditions (revising the reference to "certain") and to indicate which may be waived.

Q. Who is the Sponsor?, page xxx

6.   We note disclosure that the Sponsor is controlled by Shawn Matthews, and that Mr. Matthews has economic interests of 51.3% in the Founder Shares and 18.1% in the Private Placement Warrants held by the Sponsor. Please revise to disclose that the non-managing sponsor investors hold the remaining economic interests, if true,

and revise or explain your disclosure that "No other person has a direct or indirect material interest in the Sponsor." Refer to Item 1603(a)(7) of Regulation S-K. Additionally disclose whether Mr. Matthews has sole management (including voting) control of the Sponsor. Reconcile disclosure here that, "Each other director and officer of HCM II have economic interests in the Founder Shares and/or Private Placement Warrants held by the Sponsor," with disclosure on page 10 that, "No other director or officer of HCM II has economic interests in the Founder Shares/Private Placement Warrants."

7. We note disclosure that "HCM II's management believes MRNO represents a high-quality, public-ready company with an attractive valuation" and "HCM I supported the HCM II transaction with extensive due diligence, significant investor outreach and comprehensive planning." Please revise to clarify the relevance of the prior SPAC and target to this current transaction. To the extent that HCM I has involvement in the current transaction, provide disclosure in the related person transactions section and elsewhere as appropriate. We further note that a Form S-1 has been filed for HCM III's initial public offering; please update this section accordingly.

Summary of the Proxy Statement/Prospectus, page 1

8. Please revise the diagram on page 3 to separately show the ownership of the Sponsor, other inside shareholders, and public shareholders. Additionally show the PIPE shareholders.

Quorum and Vote of HCM II Shareholders, page 8

9. Please revise to disclose the percentage of shares held by public shareholders that is required to approve each proposal, clearly stating if none is required. In this regard, we note that 37.5% of Public Shares are required for the Business Combination Proposal, but percentages are not disclosed for other proposals. We also note disclosure that, "If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor;" please revise to clearly state the percentage of public shareholders needed to establish a quorum and whether any public shareholders are required to vote in favor.

Certain Interests of HCM II's Directors and Officers..., page 10

10. Please provide a brief summary of the conflicts of interest of the target company officers and directors and unaffiliated security holders. Please refer to Item 1604(b)(3) of Regulation S-K.

11. We note disclosure that, since shares and warrants will be subject to lock-up restrictions, you believe such securities have less value. Please remove or revise to more fully explain whether and how transfer restrictions affect value, including whether the end of the lock-up period would restore full value.

Compensation Received by the Sponsor..., page 13

12. Please revise the compensation table to include Mr. Matthews' appointment as a New Terrestrial director, and additionally discuss this directorship on page 124. Specifically discuss the New Equity Incentive Plan here and/or on page 12 as

appropriate; in this regard we note disclosure on page 147 regarding New Terrestrial management's personal interest in the Plan. Quantify the New Terrestrial shares issuable to Mr. Matthews upon (i) conversion of the $4,000,000 Terrestrial Convertible Notes and (ii) exercise of the 40,000 Terrestrial Warrants, identifying any necessary assumptions. Disclose the convertible promissory note issued to the Sponsor, and quantify the outstanding working capital loans and reimbursable expenses as of the date of the proxy statement/prospectus, consistent with disclosures elsewhere (*e.g.,* pages 33, 215). Quantify amounts payable to sponsor under the administrative services agreement, and clarify whether these are included within "reimbursable expenses."

Dilution to HCM II's Shareholders, page 15

13. Please address the following as it relates to your dilution disclosures:
    - Update the dilution table to reflect the information as of March 31, 2025 or the most recent balance sheet date of HCM II included in the filing.
    - Revise the net tangible book value, as adjusted, amounts to reflect the payment of deferred underwriting fees upon closing of the business combination.
    - Revise to reflect the forward purchase agreement, including potential impact of the forward purchases on Dilution calculations, if any.

14. We note disclosure on page 77 that the Sponsor may convert working capital loans into 1,500,000 Warrants. Please discuss, by footnote or otherwise, the contingent issuance of such Warrants and potential dilutive effects thereof.

Background and Material Terms of the Business Combination, page 18

15. Please provide a summary of the material terms of the business combination. Please refer to Item 1604(b)(1) of Regulation S-K.

Summary Risk Factors
Risks Related to HCM II and the Business Combination, page 22

16. We note disclosure that the business combination is subject to the closing conditions that HCM II have at least $5,000,0001 in net tangible assets and $150,000,000 in available cash (*e.g.,* page 174). Please include risk factor disclosure regarding these closing conditions, including the impact on public shareholders in the event redemptions cause such conditions (and the separate $75,000,000 million PIPE closing condition) not to be met. Expand the risk factor on pages 46-47 to additionally discuss the consequences and related risks to public shareholders.

Risks Related to Our Business and Industry, page 23

17. Please revise to specifically disclose whether you are required to obtain NRC approval of the Integral Molten Salt Reactor (IMSR) and discuss the consequences and related risks if such approval is not obtained. Revise disclosure on page 55 to clarify the regulatory status of your IMSR design (and/or its key components) compared with the other developers' designs disclosed to be in "preapplication review with the NRC." In this regard, we note disclosure on page 70 that appears to indicate you are not yet in "formal application review" and on page 229 that refers to a "pre-application phase."

Risk Factors
HCM II's shareholders will experience dilution..., page 36

18.   Please expand your disclosure to more fully discuss the effects of dilution on non-redeeming public shareholders, for instance under the maximum contractual redemption scenario.

The Warrant Agreement designates the courts..., page 48

19.   We note that the exclusive forum provision in the warrant agreement applies to Securities Act claims. Please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules or regulations thereunder. Include analogous disclosure on page 78 in relation to New Terrestrial's certificate of incorporation, which provides the federal district courts will be the exclusive forum for Securities Act and Exchange Act claims.

Customers may rescind or back out of non-binding agreements..., page 55

20.   We note media reports dated February 2025 that Terrestrial Energy and three other small nuclear reactor developers have signed agreements with Texas A&M. Please update your disclosure that no binding agreement has been signed with Texas A&M or advise.

Our ability to procure a stable nuclear fuel supply is reliant on a limited number of fuel vendors..., page 55

21.   We note your disclosure that you are dependent on a few suppliers to provide raw materials. Please expand your disclosure to describe the material terms of your long-term supply agreement and file any material supply or manufacturing agreements as exhibits to the registration statement. Please also disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

We are part of the nuclear power industry, which is highly regulated..., page 68

22.   We note disclosure that NRC review of your IMSR fuel salt and IMSR plant may be longer/prolonged and more extensive, due to their novel nature. Please revise this and following risk factors as appropriate to clearly disclose the current status of your NRC review, future steps, expected timing, and specific related risks. Provide analogous information with respect to any other regulatory reviews you are undertaking.

The Business Combination Proposal, page 87

23.   State whether or not a majority of the directors (or members of similar governing body) who are not employees of HCM II has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de- SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Please refer to Item 1606(d) of Regulation S-K.

Background of the Business Combination, page 108

24.   We note disclosure regarding multiple drafts of the business combination agreement. Please revise to describe negotiations relating to material terms of the transaction, including but not limited to structure, consideration, equity financing, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms.

25.   We note disclosure on page 111 regarding Mr. Matthews' purchase, in a personal capacity, of $40,000,000 in Terrestrial Convertible Notes. Please expand to discuss the material terms and conditions of these notes. Additionally discuss Mr. Matthews' acquisition of 40,000 Terrestrial Warrants, including their material terms and conditions. Reconcile disclosure on page 124 which refers to the issuance of a single Terrestrial Warrant to purchase up to 40,000 Terrestrial Class A Units.

26.   Please revise to include any discussions about the need to obtain additional financing for the combined company, such as the PIPE transaction, and the negotiation and marketing processes. Without limitation, disclose (i) who selected the potential PIPE investors, (ii) what relationships PIPE investors have to HCM II, the Sponsor, Terrestrial, the placement agent, and/or their respective affiliates, (iii) how terms of the PIPE transaction were determined, and (iv) whether there were any valuations or other material information about HCM II, Terrestrial, or the business combination provided to PIPE investors that have not been disclosed publicly. If the Sponsor made any payments in connection with additional financing, provide the disclosure required by Item 1605(b)(2) of Regulation S-K.

The HCM II Board's Reasons for the Approval of the Business Combination, page 112

27.   We note disclosure that the HCM II Board concluded the Business Combination met its evaluation criteria, and that the unit economics criteria states, "We will focus on one or more businesses that have established and growing revenue streams. We do not intend to acquire startup companies, companies with speculative business plans, or companies that are excessively leveraged." Please include disclosure that indicates how the HCM II Board considered this criteria and determined it was met in light of Terrestrial's revenues, solely derived from pre-construction engineering services to date, and developmental stage, including regulatory and financing contingencies.

Summary of HCM II Financial Analysis, page 120

28.   We note disclosure that Terrestrial's management provided financial projections that HCM II management considered in approving the business combination, yet these do not appear to be included in the registration statement. Please include these projections and disclosure required by Item 1609 of Regulation S-K or advise. Also ensure your disclosure explains clearly when the projections were generated, who generated them, when they were provided, how they were used and relate to the merger consideration and/or valuations of the target company and whether, and if so how, they relate to the board's conclusion regarding the fairness of the consideration and advisability of the transaction.

June 26, 2025
Page 7

29.   We note your disclosure that "HCM II Management compared certain publicly
        available financial information for select transactions and corresponding information
        for Terrestrial, pro forma for the Transaction," yet the information for Terrestrial and
        pro forma information is not included. Please revise the table on page 22 to include
        such information, or advise. Additionally identify the date that the Materials were
        prepared, all material assumptions underlying the estimated information, and any
        material factors that may affect such assumptions.

Benefits and Detriments of the Business Combination, page 123

30.   Please describe the benefits and detriments of the business combination and related
        financing transaction to Terrestrial and its affiliates. See Item 1605(c) of Regulation
        S-K.

Unaudited Prospective Unit Economics Information, page 124

31.   Please revise to disclose all material assumptions underlying the unit economics and
        any material factors that may affect such assumptions. Revised disclosure should
        address, without limitation, the estimates and assumptions referenced on pages 56 and
        126. Additionally disclose whether or not Terrestrial has affirmed to HCM II that the
        unit economics and other estimates reflect the view of Terrestrial's management or
        board as of the most recent practicable date. Revise as appropriate disclosure that,
        "The inclusion of the Unit Economics . . . should not be regarded as an indication that
        HCM II, the HCM II Board, Terrestrial, the Terrestrial Board or their respective
        affiliates, advisors or other representatives considered, or now considers, such Unit
        Economics necessarily to be predictive of actual future results." Refer to Items
        1609(b) and 1609(c) of Regulation S-K.

32.   We note disclosure that, "No person has made or makes any representation or
        warranty to any HCM II shareholder regarding the information included in the Unit
        Economics." This statement appears to imply a disclaimer of responsibility for this
        information. Please either revise this section to remove such implication or
        specifically state that you are liable for all information in the registration statement.

The Stock Issuance Proposal, page 135

33.   Unless the PIPE financing closing condition cannot be waived, shareholders should be
        afforded the opportunity to vote separately on the issuance of shares in connection
        with the business combination and the PIPE financing. Please separate each into its
        own proposal for shareholder approval, or clarify that the business combination will
        not occur unless the PIPE financing is consummated.

U.S. Federal Income Tax Considerations..., page 153

34.   We note disclosure on pages 154 and 171 that your respective counsel expect to
        deliver opinions that the domestication "should" qualify as an F Reorganization and
        the merger "should" qualify as a Section 368(a) reorganization. Please revise your
        disclosure to explain why counsel cannot give a "will" opinion and to describe the
        degree of uncertainty in the opinion. Ensure revised disclosure clearly addresses the
        material tax consequences of the domestication and business combination.
        Additionally revise references to "certain" tax consequences or considerations

throughout. Refer to Sections III.C.1 and III.C.4 of Staff Legal Bulletin 19. Please also revise the legal matters section to include a reference to the tax opinions.

Description of the Business Combination, page 177

35.   We note that Terrestrial Energy Convertible Noteholders are entitled to a contingent value right to receive additional shares of New Terrestrial Common Shares in the event that the volume weighed average price of the New Terrestrial Common Stock for the 20 trading days beginning on the trading day immediately following expiration of the lock-up period contemplated by the applicable Terrestrial Energy Convertible Note is less than 75% of the Redemption Price. Please tell us how you have accounted for these rights and what consideration you gave to reflect it in your pro forma information.

Unaudited Pro Forma Condense Combined Financial Information, page 177

36.   Your disclosure on page F-69 states that in February 2025, the Company completed another closing of the 2024 Bridge Round Offering and raised additional units totaling $10,985,000. Please revise to reflect this transaction and conversion of the new notes in your pro forma financial information.

37.   Please revise to clarify whether you assumed the shareholders' approval and gave effect to the completion of the ExchangeCo Recapitalization in your pro forma. If you did, please revise to disclose the basis for reflecting the transaction as a probable transaction for inclusion in the pro forma financial statements and explain how you accounted for the Recapitalization. Refer to Article 11 of Regulation S-X.

38.   Please revise to clarify how the ownership interests held by ExchangeCo shareholders are reflected in the ownership levels of Terrestrial prior to and New Terrestrial Energy immediately following the Business Combination (e.g., table presented on page 180).

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Adjustment (E), page 184

39.   You state that adjustment (E) was recorded to give effect to the issuance of 92,500,000 New Terrestrial Common Shares to the existing stockholder of Terrestrial Energy. However, the table disclosed on page 180 appears to indicate that that 63,432,312 shares were issued to those shareholders. Further, page xviii appears to indicate that the 92,500,000 shares includes 11,020,661 shares underlying the Terrestrial Energy Warrants and18,047,027 shares underlying the Terrestrial Energy Options. Please revise to correct the inconsistencies.

Information About HCM II, page 189

40.   Please update information throughout this section, the related person transactions section, and elsewhere as appropriate. Additionally revise generalized information to reflect the current business combination; for instance, and without limitation, with respect to stockholder approval (page 190), due diligence review (page 192), and management (page 195). Reconcile disclosure that your board has seven directors with the table identifying five directors and biographical discussion of six directors (*Cf.* pages 204-06). Clarify disclosure that you have not commenced

"any operations" (page 190) in light of disclosure referring to cash used in operating activities and operating costs (*e.g.*, page 215).

41.   Please disclose material terms and conditions of the forward purchase agreement HCM II entered into on March 26, 2025, per disclosure on page F-12. Additionally provide your analysis demonstrating how this agreement complies with Rule 14e-5.

42.   We note that Shawn Matthews is identified as the founder and Chief Executive Officer of Hondius Energy, and Steven Bischoff is identified as its Chief Operating Officer, in the investor presentation filed with HCM II's Form 8-K on March 26, 2025. Please revise the biographies in the registration statement to include this information and a description of Hondius Energy.

Information About Terrestrial Energy, page 218

43.   Please revise the overview of your business to provide a more balanced discussion of your company and products. Balance the discussion of your strengths with an equally prominent discussion of your weaknesses, including that you have a history of operating losses, negative cash flows, and accumulated deficits and your auditor has expressed substantial doubt about your ability to continue as a going concern. Additionally highlight that initial commercialization of your ISMR technology is contingent upon successful development and regulatory approval, is not expected until 2034 at the earliest, and will require extensive capital investments ($1.2-$1.5 billion for the Nth commercial plant scenario, and higher for earlier-stage plants).

44.   Please clearly identify your business operations and products, current and planned. In this regard, we note disclosure elsewhere that you will not directly manufacture or operate IMSR plants, but will manufacture the IMSR core-unit and supply IMSR fuel salt (pages 59, 61). Without limitation, revised disclosure should discuss the Stillwater Facility and Round Top Project referenced on page 115. Clarify the meaning of disclosure that, "we have developed a pipeline of over ten early stage IMSR Plant projects," in light of disclosure elsewhere that "Terrestrial has no present orders for IMSR Plants."

45.   Please revise to more fully discuss the (i) early-stage IMSR Plant projects, (ii) partnership with Texas A&M, (iii) portfolio of over 50 collaborative industry relationships, and (iv) initial consortia projects/developments referenced on pages 220 and 233. Discuss material terms and conditions of these projects and relationships, including expected milestones, timing, and obstacles to overcome. Provide analogous disclosure with respect to the strategic relationships with national laboratories, research centers, and organizations; targeted academic engagements; and private sector partnerships referenced on pages 229-30. File any agreements that constitute material contracts pursuant to Item 601(b)(10) of Regulation S-K as exhibits.

46.   Please expand disclosure regarding your estimated Levelized Cost of Electricity and Levelized Cost of Heat on page 223 to discuss the material assumptions underlying these estimates, and any material factors that may affect such assumptions. Without limitation, disclose the target date(s), installed capacity, deployment cycle and/or other relevant factors necessary to achieve your estimated LCOE of $69/MWh and LCOH of $8.60/MMBtu. Provide analogous disclosure with respect to the lifecycle unit economics on page 226.

47.   Please disclose the function of your advisory board, as highlighted on page 45 of the investor presentation.

ISMR Plant Overview, page 227

48.   Please revise to provide a clear, specific description of the design, testing, and development status of your ISMR plant and its key components. Include key milestones, expected timing, and obstacles to overcome in order to commercialize your technology. Distinguish your accomplishments from aspirations throughout. Discuss material terms and conditions of agreements with researchers, designers, developers, suppliers, EPC firms, and other relevant parties. In this regard, we note page 111 references a memorandum of understanding with EnergySolutions, and page 32 of the investor presentation references "contracts entered into today" with identified companies in the categories of plant and infrastructure, nuclear fuel, research and development, graphite, and services. File any agreements that constitute material contracts as exhibits.

49.   Please expand your disclosure to discuss the potential safety, health, and environmental risks related to IMSR plant installation, operation, refueling, core-unit replacement, spent fuel and core-unit storage, and decommissioning, including related uncertainties due to the novel nature of the IMSR technology and operating/control systems. Without limitation, discuss the radioactive products and by-products of the IMSR's nuclear fission process that are not captured and contained by fuel salt, whether there are overheating risks despite the fuel salt's thermal properties, and the potential for other accidents. Additionally discuss your potential liabilities, contractual and otherwise, and related insurance or other mitigation measures.

50.   We note your graphics on pages 227 and 232. Please include accompanying text to identify what is being depicted and to explain how these relate to your current products and business. Clearly identify any artist representation as such, and indicate whether and how actual products or facilities differ or may differ.

Regulatory Experience and Outlook, page 228

51.   Please expand your regulatory section to include a detailed discussion of the regulatory process. Without limitation, please address the following items:
  •   Disclose the current status, key milestones, expected timing, and obstacles to overcome in order to obtain NRC approval of your technology.
  •   Clearly disclose whether you are seeking the approval of other regulators and, if so, provide analogous disclosure. In this regard, we note references to the Canadian Nuclear Safety Commission (CNSC) herein, as well as to the International Atomic Energy Association and United Kingdom Office for Nuclear Regulation in the investor presentation.
  •   Clarify the significance of the CNSC Vendor Design Review and joint CNSC-U.S. NRC Memorandum of Cooperation review highlighted in your investor presentation.
  •   Disclose whether you have obtained the governmental licenses necessary to transport, possess, and use radioactive materials in your operations and, if not, the status, process, and timing thereof.

June 26, 2025
Page 11

- Address the regulatory requirements for the validation and qualification of IMSR systems and components referenced on page 230.
- Revise disclosure on page 230 that, "Since 2016, our collaborations have been accredited by the Company for its testing requirements," to clarify and explain accreditation.

Intellectual Property, page 232

52. We note from your disclosure that Terrestrial holds 90 patents. Please revise to identify and disclose the duration of your patents. Refer to Item 101(h)(4)(vii) of Regulation S-K.

53. We note disclosure on page 231 that MSR technology was developed over decades by the U.S. Department of Energy's Oak Ridge National Laboratory, with later designs incorporating SALEU (low-enriched uranium) and cartridge-based core architecture, but also on page 232 that your patents "create significant barriers to entry around the IMSR technology." Please revise to clarify whether MSR technology is proprietary or available for public use; if the former, additionally disclose whether you license this technology. Discuss whether potential competitors are developing and patenting similar MSR-based technology. In this regard, we note the reference to commercial SMRs currently operating in China and Russia.

Export Controls, page 234

54. Please expand to clearly disclose the extent to which your business, current and planned, is subject to import and export controls. Address the regulatory approvals associated with having both U.S. and Canadian subsidiaries and operations. Identify the status of obtaining required approvals, avoiding hypothetical language.

Beneficial Ownership of Securities, page 256

55. We note that the table of beneficial ownership does not include shares underlying the Private Placement Warrants or other convertible securities. Please revise to include or tell us why you believe this is not required. Refer to Item 403 of Regulation S-K. Additionally revise footnote 3 to reflect Mr. Matthews' actual economic or pecuniary interest in shares held by the Sponsor, consistent with disclosure elsewhere.

Certain Relationships and Related Person Transactions, page 259

56. We note disclosure on page 260 that indicates HCM II incurred $17,500 under the administrative services agreement for the period from April 4, 2024 (inception) through March 31, 2025. Please reconcile with disclosure that HCM II incurred $45,000 for the quarter ended March 31, 2025 (page F-16) and $62,500 for the period ended December 31, 2024 (page F-37).

57. Please provide disclosure regarding Terrestrial's related person transactions. Refer to Item 404 of Regulation S-K. In this regard, we note references to related party transactions within the notes to Terrestrial's financial statements, including Notes 10 and 11.

Where You Can Find More Information, page 277

58.   We note your disclosure that "[a]ll information contained in this proxy statement/prospectus relating to HCM II has been supplied by HCM II," and "all... information relating to Terrestrial has been supplied by Terrestrial" and that "[i]nformation provided by one another does not constitute any representation, estimate or projection of the other." Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that HCM II or Terrestrial disclaim responsibility for any of the disclosures contained in the registration statement.

Notes to Condensed Consolidated Financial Statements
Note 2. Significant Accounting Policies
Forward Purchase Agreement Liability, page F-12

59.   We note that HCMII Acquisition Corp. entered into a Forward Purchase Agreement on March 26, 2025. Please revise to include in more detail a description of the material terms of this agreement and explain what consideration you gave to reflect it in your pro forma information.

Exchangeable Shares, page F-64

60.   We note that, as of December 31, 2024, 6,200 Preferred Exchangeable shares and 530,924 Common exchangeable shares were outstanding, which are both shares in the capital of Terrestrial Energy Canada (Exchange) Inc. Please tell us your consideration for reporting these holdings as noncontrolling interests. Also, revise to disclose in more detail the significant terms and features of these exchangeable shares.

Terrestrial Energy Inc.
Notes to the Consolidated Financial Statements
Note 12. Stockholders' Deficit
Call Options, page F-64

61.   Pursuant to various call option agreements with certain stockholders, we note that the Company has the right to repurchase up to 137,000 shares of its own outstanding common shares at specified prices. Please revise to clarify whether you expect to keep these rights after the closing of the business combination, and if so, disclose the terms and conditions of those agreements.

Exhibits

62.   Please file the Exchange and Support Agreement as an exhibit to your registration statement or tell us why you believe this is not required.

General

63.   We note disclosure that the representations, warranties, and covenants in the business combination agreement are modified in part by the underlying disclosure letter, and also that Section 9.16 of the agreement provides that the company and purchaser disclosure letters are a part thereof as if fully set forth therein. Please file the disclosure letters as exhibits to your registration statement or provide your detailed legal analysis why these are not material to shareholders.

64.   Please describe the material roles and responsibilities of the Sponsor, its affiliates, and promoters in directing and managing HCM II. Please refer to Item 1603(a)(4) of Regulation S-K.

65.   Please provide where appropriate, in a tabular format, the material terms of your lock-up agreements. Please refer to Item 1603(a)(9) of Regulation S-K.

66.   Please expand the discussion of HCM II's and Terrestrial's reasons for engaging in the business combination and whether either entity considered other transactions, such as Terrestrial conducting a traditional IPO, in lieu of a de-SPAC. In addition, discuss the reasons for the timing of the merger for the parties. Refer to Item 1605(b)(3) of Regulation S-K.

67.   We note disclosure that PIPE investors are permitted to "satisfy their commitments" under the PIPE subscription agreement if they hold New Terrestrial shares that qualify as Non-Redeemed Shares. Please revise to more fully discuss these provisions, including what qualifies as "Non-Redeemed Shares." Additionally clarify the potential consequences, for instance that the PIPE investment could be reduced if and to the extent PIPE investors hold such shares.

68.   We note disclosure that properly-tendered Public Shares will be redeemed at least one day prior to the domestication, but also that Public Shares will not be redeemed if the business combination is abandoned and will be returned to the holder. Please revise as appropriate to reconcile. Include disclosure regarding the expected timing of key steps, including the shareholder meeting, domestication, closing, and redemption/return of tendered shares. Clarify the process for requesting HCM II's consent to withdraw tendered shares following the redemption request deadline, referenced on pages xxii and 83. Add risk factor disclosure regarding related risks if redemption is conditioned upon the business combination closing; for instance, that shareholders will not be able to sell tendered shares until they are returned and the share price may materially decline in the interim period.

69.   We note references to the ExchangeCo Recapitalization, whereby it appears shareholders of a subsidiary, Terrestrial Energy Canada (Exchange) Inc., will become shareholders of Terrestrial Energy or New Terrestrial Energy, depending on timing. Please revise disclosure to address the following:

- More fully discuss this recapitalization, including its purpose, status, expected timing, and consequences of both approval or non-approval.
- Quantify the number of shares of the combined company that are exchangeable for the subsidiary's shares (under both timing scenarios, if different), and explain how these are treated for purposes of ownership disclosure throughout (*e.g.,* are holders included as "Terrestrial Energy Shareholders"?).
- Clarify whether New Terrestrial Special Voting Shares will be issued if the recapitalization does not occur prior to or concurrently with the business combination (*Cf.,* the definition on page vi and item xi on page xvii) and, if not, the treatment of outstanding Terrestrial Special Voting Shares.
- Disclose the percentage of voting power that holders of Special Voting Shares will exercise following the business combination.
- The description of voting rights on page 246 refers to the Exchange Ratio; revise

      to quantify the number of votes attached to a single share, identifying any needed assumptions.

- Page 247 discloses, "At such time as any share of Terrestrial Special Voting Stock has no votes attached to it, such share . . . will be automatically cancelled for no consideration;" revise to clarify when votes would cease to attach and the process by which this would be determined and shares cancelled.
- Include risk factor disclosure regarding the dilutive effects and/or other risks related to the recapitalization as appropriate.

70.   Please reconcile disclosure regarding whether all Founder Shares will be excluded from the pro rata calculation of the redemption price. In this regard, we note varying references to Founder Shares, those held by your Sponsor, and those held by your Sponsor, officers. and directors (*Cf.,* the cover page and pages xxii, 80, and 84). Additionally revise to clarify whether any shares purchased pursuant to Rule 14e-5 (as discussed on pages 85-86) will be excluded from this calculation.

71.   Please revise your disclosure to describe the "non-managing sponsor investors" and their current affiliate status. We note disclosure that these investors indirectly hold interests in Private Placement Warrants and Founder Shares through non-managing interests in the Sponsor. Please further disclose whether these investors acquired units in HCM II's initial public offering, noting that the Form S-1 for that offering disclosed they intended to purchase up to $226,118,030 of the units. If so, additionally clarify whether these investors are included among "Public Shareholders" for ownership purposes, and highlight their potentially different interests from other public shareholders given their membership interests in the Sponsor and indirect ownership of Private Placement Warrants and Founder Shares. Include risk factor disclosure as appropriate.

72.   We note that Cantor Fitzgerald & Co. acted as the underwriter for HCM II's initial public offering and is acting as HCM II's financial advisor for the business combination and placement agent for the PIPE transaction. We further note disclosure on page F-17 that indicates HCM II's engagement of the underwriter for its initial public offering "is considered a related party transaction." Please include appropriate disclosure in the related person transactions section, including the basis on which Cantor and HCM II are related persons. Refer to Item 404 of Regulation S-K.

   Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing

cc: Kevin Manz
   Eliot Robinson